FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2005

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

FOR IMMEDIATE RELEASE For further information contact: Jaime Montero Investor Relations Director Endesa Chile (56-2) 634-2329 jfmv@endesa.cl	Tomás González tgonzalez@endesa.cl Irene Aguiló iaguilo@endesa.cl Suzanne Sahr ssc@endesa.cl

CENTRAL COSTANERA S.A.'S PRESS RELEASE

( Santiago, Chile, April 27, 2005) – Endesa Chile (NYSE: EOC), announced today that our subsidiary Central Costanera S.A. informed today to the Comisión Nacional de Valores and the Buenos Aires Stock Exchange (see attached Costanera Press Announcement), that due to the actual condition of the MEM (Mercado Eléctrico Mayorista), the company has been placed in a situation in which it has to invoke, in a totally involuntary manner, a partial reduction of the energy supply contract, based on force majeure considerations as stated in the Energy Export Agreement.

Attention Buenos Aires Stock Exchange	Buenos Aires, April 27th, 2005

Ref.: Export Agreement

To my consideration:

          I hereby address the Buenos Aires Stock Exchange, in my capacity as Responsible of Market Relations for Central Costanera S.A. (“CCSA”), legally domiciled at Av. España 3301, Buenos Aires, Argentina.

          As established in the regulation article 23, for the authorization, suspension, withdrawal, and cancellation of quotes in the mentioned stock exchange, we wish to inform, in relation to the trade agreements of power capacity and energy intended for export through the two transmission lines between Argentina and Brazil (“the exportation agreements”), opportunely subscribed with Comercializadora de Energía del Mercosur S.A. (“CEMSA”) and with Companhia de Interconexao Energética S.A. (“CIEN”); that given the present situation the Mercado Eléctrico Mayorista (“MEM”) is going through, the company has had to involuntary incur in the impossibility of completely complying with the energy provision agreement, appealing to reasons of “force majeure” foresighted and in conformity with the “Export Agreements”.

          Likewise, and due to the normative changes introduced in the MEM in the gas market and in the taxation framework, CCSA has requested CEMSA and CIEN the reconcilement of the power and energy price, also foresighted and in conformity with the “Export Agreements”.

          Sincerely,

Sergio Alejandro Louzau Responsible of Market Relations Central Costanera S.A. (CCSA)

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

Date: April 27, 2005	By:	/s/ Héctor López Vilaseco

Name: Héctor López Vilaseco
Title: Chief Executive Officer